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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8 - 69046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RSP Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Wisconsin Avenue NW, Suite 715
(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name -- *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Eric Schwerin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RSP Investments, LLC, as of December 31 ,20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric D. Schwerin
Signature

President
Title

Anne Marie Person
Notary Public

ANNE MARIE PERSON NOTARY PUBLIC DISTRICT OF COLUMBIA My Commission Expires Mar. 14, 2017

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

SEC #8-69046

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

RSP INVESTMENTS, LLC

CONTENTS

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RSP Investments, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of RSP Investments, LLC (the "Company"), as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of RSP Investments, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 24, 2016
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	71,545
Fees receivable		10,901
Prepaid expenses		15,381
Total Assets	$	97,827
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	24,112
Member's equity		73,715
Total Liabilities and Member's equity	$	97,827

See accompanying notes to financial statements.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

RSP Investments, LLC (the "Company") is a limited liability company organized under the laws of the District of Columbia on October 7, 2011. The Company is a wholly-owned subsidiary of RSP Holdings, LLC (the "Parent"). The Company's operations consist primarily to provide private placement services, hedge fund marketing and capital introduction services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as the Company received membership approval on May 7, 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through February 24, 2016, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $53,807, which was $48,807 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.45 to 1.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

At December 31, 2015, 100% of fees receivable were from two customers.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) from preparing the Computation for Determination of Reserve Requirements.